March 30, 2020

Terren Peizer
Chairman and Chief Executive Officer
BioVie Inc.
2120 Colorado Avenue #230
Santa Monica, CA 90404

       Re: BioVie Inc.
           Amendment No. 9 to Registration Statement on Form S-1
           Filed March 11, 2020
           File No. 333-231136

Dear Mr. Peizer:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 9 to Registration Statement on Form S-1 filed March 11, 2020

Cover page

1. Please expand your disclosure to state the date the offering will end. Additionally, state whether the Company has made arrangements for funds to be placed in escrow and if not, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Terren Peizer
BioVie Inc.
March 30, 2020
Page 2

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-
3625 with any questions.



                                                           Sincerely,
FirstName LastNameTerren Peizer
                                                           Division of
Corporation Finance
Comapany NameBioVie Inc.
                                                           Office of Life
Sciences
March 30, 2020 Page 2
cc:       Mitchell S. Nussbaum, Esq.
FirstName LastName